14048827

RECEIVED
MAR 0 4 2014
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | 3/31/2016 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48726 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFG Capital Markets, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1422 Clarkview Road, 5th Floor
(No. and Street)

| Baltimore, | MD | 21209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed McCabe — (732) 713-5023
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name - *if individual, state last, first, middle name*)

| 7501 Wisconsin Avenue, Suite 400E | Bethesda, | MD | 20814 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kevin P. Rast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFG Capital Markets, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin P. Rast

Signature

Executive Managing Director

Title

Bruce Gibson 3/3/2014

Notary Public

BRUCE GIBSON
NOTARY PUBLIC
HARFORD COUNTY
MARYLAND
MY COMMISSION EXPIRES 10-11-2015

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

## Index

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

## Independent Auditor's Report

To the Member
CFG Capital Markets, LLC

We have audited the accompanying financial statements of CFG Capital Markets, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFG Capital Markets, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Bethesda, Maryland
February 28, 2014

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

**Statement of Financial Condition**

**Year ended December 31, 2013**

| | | |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash | $ | 3,159,725 |
| Deposits with clearing organization (cash) | | 250,000 |
| Due from member | | 1,349,087 |
| Due from affiliate | | 140,000 |
| Broker loans receivable, current maturities | | 90,000 |
| Prepaid expenses and other | | 7,501 |
| Total current assets | | 4,996,313 |
| Non-current assets | | |
| Broker loans receivable, net of current portion | | 360,000 |
| Intangible assets | | 92,800 |
| Goodwill | | 8,015 |
| Total non-current assets | | 460,815 |
| Total assets | $ | 5,457,128 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 814,070 |
| Deferred compensation | | 75,000 |
| Total liabilities | | 889,070 |
| Member's equity | | 4,568,058 |
| Total liabilities and member's equity | $ | 5,457,128 |

See notes to financial statements

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

## Statement of Income

**Year ended December 31, 2013**

| | |
|---|---|
| Revenue | |
| Placement fee income | $ 2,100,998 |
| Loan sale advisory fees | 2,518,108 |
| Other income | 100,083 |
| Total revenue | $ 4,719,189 |
| Expenses | |
| Consulting expenses | 89,000 |
| Information systems | 41,452 |
| Professional fees | 25,375 |
| Regulatory | 18,302 |
| Overhead expenses | 85,156 |
| Salaries and commissions | 2,251,743 |
| Other expenses | 91,624 |
| Total expenses | $ 2,602,652 |
| Net income | $ 2,116,537 |

See notes to financial statements

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

## Statement of Changes in Member's Equity

**Year ended December 31, 2013**

| | | |
|---|---|---|
| Balance, December 31, 2012 | $ | 2,451,521 |
| Net income | | 2,116,537 |
| Balance, December 31, 2013 | $ | 4,568,058 |

See notes to financial statements

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

## Statement of Cash Flows

**Year ended December 31, 2013**

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 2,116,537 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Changes in operating asset and liability accounts | |
| Deposits with clearing organization | (124,899) |
| Prepaid expenses and other | (1,795) |
| Due from clearing broker | 12,379 |
| Due from member | (1,351,404) |
| Due from affiliate | (140,000) |
| Accounts payable and accrued expenses | 495,138 |
| Deferred compensation | 75,000 |
| Net cash provided by operating activities | 1,080,956 |
| Cash flows from financing activities | |
| Broker loans receivable | (450,000) |
| Net increase in cash | 630,956 |
| Cash, beginning of year | 2,528,769 |
| Cash, end of year | $ 3,159,725 |

See notes to financial statements

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

**Notes to Financial Statements**

**December 31, 2013**

## Note 1 - Organization and Nature of Operations

CFG Capital Markets, LLC (the Company) was formed under the laws of the State of Maryland on October 29, 1997 under the name Havenwood Capital Markets, LLC (Havenwood) for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). On August 26, 2011, the members of Havenwood Capital Markets, LLC sold 100% of their membership interests to Capital Funding Group, Inc. (CFG). Subsequent to the assignment of membership interests, CFG, as the sole member, elected to change the name of the Company to CFG Capital Markets, LLC. The Company's operating agreement provides that the existence of the Company is perpetual.

## Note 2 - Significant Accounting Policies

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Placement fees are billed on a fixed fee arrangement and recognized when all revenue recognition criteria have been met including mutual acceptance of the contract, the services have been performed, and payment is reasonably assured. Loan sale advisory fees are recognized upon delivery of loans to investors. Proprietary securities transactions are recorded on a trade-date basis. Clearing expenses are recorded on a trade-date basis.

### Income Taxes

Effective January 1, 2013, the Company elected to be a Qualified Subchapter S Subsidiary (QSSS) of Capital Funding Group, Inc., the sole member of the company. As a QSSS, all items of taxable income, deductions and tax credits are passed through to and are reported by the owners of CFG, Inc. on their respective income tax returns. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial

statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

For the year ended December 31, 2013, the Company did not incur any interest and penalties from taxing authorities for returns filed in prior years. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2011 remain open.

**Broker Loans Receivable**

Included in broker loan receivable is a forgivable promissory note made to an investment executive provided as a recruitment incentive in addition to his base salary. Compensation associated with the note is recognized as expense over the life of the note using the straight line method. Management assesses the likelihood of whether or not any loan would be repaid if a broker leaves the firm, and an allowance for the uncollectible portion is made if deemed necessary.

**Acquisitions**

The parent company's cost in acquiring the Company has been pushed down by recording the fair value of the acquired assets on the Company's statement of financial condition.

**Goodwill**

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a business combination accounted for using the purchase method.

Goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the reporting unit's fair value is less than its carrying amount. If it is more likely than not that the reporting unit's fair value is less than its carrying amount, a two-step goodwill impairment test is performed. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair

value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Based on a qualitative assessment at December 31, 2013, the Company determined it is more likely than not that the reporting unit's fair value is greater than its carrying value and concluded there is no goodwill impairment.

### Indefinite Life Intangible Assets

Indefinite life intangible assets are not subject to amortization. Indefinite life intangible assets are tested for impairment if a qualitative assessment by the Company has determined that it is more likely than not (greater than 50% likelihood) that the intangible asset is impaired. If it is more likely than not that the intangible asset is impaired, the fair value of the intangible asset is determined and compared to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Based on a qualitative assessment at December 31, 2013, the Company determined it is more likely than not that the indefinite-lived intangible asset related to the Company's brokerage license is not impaired.

## Note 3 - Concentration of Credit Risk

The Company's normal business activities involve the execution of various securities transactions. These activities may expose the Company to credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

As a non-clearing broker, the Company has its customers' transactions cleared through a third-party clearing organization pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps its cash with major banks and/or its clearing broker. Cash in bank accounts is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in bank accounts in excess of the insured limits. Cash held at the clearing broker is not

insured by the FDIC, but is subject to coverage by the Securities Investor Protection Corporation (SIPC).

**Note 4 - Collateral Account**

The Company has entered into a clearing agreement with another broker-dealer. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000. As of December 31, 2013, the balance in the clearing account is $250,000 and is included in Deposits with clearing organization on the Statement of Financial Condition.

**Note 5 - Broker Loans Receivable**

On February 1, 2013, the Company advanced principal in the amount of $450,000 to an employee in accordance with the terms of his employment agreement in exchange for a promissory note. The principal sum payable under the note will be forgiven each calendar year anniversary of the date of execution on a straight line basis over a five year period. If the employee remains employed by the Company on February 1, 2018, the note will be considered fully forgiven. During 2013, deferred compensation expense of $75,000 was recognized associated with the note agreement.

**Note 6 - Related Party Transactions**

The Company shares office space with CFG and has entered into an expense sharing agreement with respect to overhead type expenses, including rent, office equipment, phone, copy services, computer services, and human resource services incurred in maintaining the CFG offices in Baltimore, Maryland. All operating expenses of the Company which are paid for by CFG, to the extent they are not included as liabilities in reports filed with the SEC or FINRA, are recorded on a separate schedule of expenses pursuant to Rule 17a-3(a)(1) and (a)(2) of the SEC 1934 Act. CFG is legally liable to vendors for all of the costs incurred and expenses paid on behalf of the Company. During the year ended December 31, 2013, the Company paid $85,156 of overhead expenses to CFG in accordance with the agreement.

The Company has entered into a revenue agreement with CFG for providing advisory services for the sale of project loan originations. During the year ended December 31, 2013, the Company received loan sale advisory fees in the amount of $2,518,108. As of December 31, 2013, $1,349,087 remains due from CFG in connection with advisory fees earned which are included in Due from member on the Statement of Financial Condition.

The Company earned consulting fees of $140,000 from an affiliate of its parent company for providing advisory services for a real-estate acquisition which are included in Placement fees on the Statement of Income and Due from affiliate on the Statement of Financial Condition. The Company sold fixed income securities with a cost basis of $6,751,675 to an affiliate of CFG for proceeds of $6,801,688. Net proceeds of $50,013 are included in Other income on the Statement of Income.

## Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2013, the Company had net capital of $2,520,655, which was $2,420,655 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 35.27%.

## Note 8 - Subsequent Events

Events that occur after the Statement of Financial Condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through 2014 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

**Schedule I - Net Capital Calculation and Reconciliation to the December 31, 2013 Unaudited Focus Report**

| | | |
|---|---|---|
| Net capital | | |
| Member's equity and tentative net capital | $ | 4,568,058 |
| Nonallowable assets: | | |
| Prepaid expenses and other | | 7,501 |
| Due from member | | 1,349,087 |
| Due from affiliate | | 140,000 |
| Broker loans receivable | | 450,000 |
| Intangible assets | | 92,800 |
| Goodwill | | 8,015 |
| Total deductions | | 2,047,403 |
| Net capital | $ | 2,520,655 |
| Aggregate indebtedness | | |
| Total aggregate indebtedness: | | |
| Accounts payable and accrued expenses | $ | 814,070 |
| Deferred compensation | | 75,000 |
| Total aggregate indebtedness | $ | 889,070 |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ | 100,000 |
| Excess net capital | $ | 2,420,655 |
| Percentage of aggregate indebtedness to net capital | | 35.27% |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 1,760,274 |
| Audit adjustments: | | |
| Reversal of accrued income taxes - qualified subchapter S subsidiary election | | 835,381 |
| Deferred compensation adjustment | | (75,000) |
| Total audit adjustments | | 760,381 |
| Net capital per the preceding | $ | 2,520,655 |

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

## Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule.

**CFG Capital Markets, LLC**
**(A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)**

**Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3**

With respect to the Information Relating to the Possession or Control Requirements Under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the Rule.

See Independent Auditor's Report

COHN REZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

## Independent Auditor's Report on Internal Control

To the Member
CFG Capital Markets, LLC

In planning and performing our audit of the financial statements of CFG Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Bethesda, Maryland
February 28, 2014

# CFG Capital Markets, LLC
## (A Wholly-Owned Subsidiary of Capital Funding Group, Inc.)

**Financial Statements**
**(With Supplementary Information)**
**and Independent Auditor's Report**

**December 31, 2013**

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

SEC Mail Processing
RECEIVED
MAR 04 2014
Washington DC 193

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
CFG Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by CFG Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating CFG Capital Market LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). CFG Capital Markets, LLC's management is responsible for CFG Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (schedule of clearing charges paid) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC 7 Computation Schedule) supporting the adjustments noting no differences; and

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Bethesda, Maryland
February 28, 2014

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CFG Capital Markets, LLC
1422 Clarkview Road, 5th Floor
Baltimore, MD 21209

CRD#39468 SEC#8-48726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed McCabe 732 713 5023

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 11,796.23 |
| B. | Less payment made with SIPC-6 filed (exclude interest) | ( 8,104.32 ) |
| | Date Paid | |
| C. | Less prior overpayment applied | ( ) |
| D. | Assessment balance due or (overpayment) | 3,691.91 |
| E. | Interest computed on late payment (see instruction E) for ____ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 3,691.91 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 3,691.91 |
| H. | Overpayment carried forward | $( ) |

OK — P. [illegible] 1/22/14

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CFG Capital Markets, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 22 day of January, 20 14.

Edward McCabe FINOP
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 01, 2013
and ending Dec. 31, 2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $4,719,188.69 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 697.99 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 697.99 |
| 2d. SIPC Net Operating Revenues | $4,718,490.70 |
| 2e. General Assessment @ .0025 | $11,796.23 |
| | (to page 1, line 2.A.) |